SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

JAZZ PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

472147 10 7

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Ste 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 472147 10 7	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons (as defined in the Explanatory Note) previously had shared voting and dispositive power.

2

CUSIP No. 472147 10 7	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons previously had shared voting and dispositive power.

3

CUSIP No. 472147 10 7	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons previously had shared voting and dispositive power.

4

CUSIP No. 472147 10 7	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons previously had shared voting and dispositive power.

5

CUSIP No. 472147 10 7	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Investment funds from limited partners were used to acquire the securities over which the Reporting Persons previously had shared voting and dispositive power.

6

Explanatory Note:

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on July 7, 2009 (as amended, the “Schedule 13D”), on behalf of Longitude Capital Partners, LLC (“LCP”), Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Bakker,” and collectively, the “Reporting Persons”) relating to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”) of Jazz Pharmaceuticals, Inc. (the “Issuer”) in connection with a merger by the Issuer. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

On January 18, 2012, the businesses of Azur Pharma Public Limited Company, a public limited company formed under the laws of Ireland (“Azur” or the “Company”), and the Issuer were combined in a stock transaction in which (i) Azur effectuated a restructuring and (ii) Jaguar Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Azur (“Merger Sub”), merged with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation in the Merger as a wholly-owned subsidiary of Azur. In connection with the consummation of the Merger, Azur changed its name from Azur Pharma Public Limited Company to Jazz Pharmaceuticals public limited company. The Merger was effectuated pursuant to an Agreement and Plan of Merger and Reorganization dated September 19, 2011 (the “Merger Agreement”) by and among Azur, Merger Sub, the Issuer and certain other individuals named therein.

Immediately prior to the effective time of the Merger, (i) LVP and LCA were beneficial owners of 2,884,057 shares of Common Stock and warrants to purchase 947,867 shares of Jazz Common Stock, and (ii) Patrick G. Enright, a former director of the Issuer, was the beneficial owner of 49,985 shares of Common Stock pursuant to his net exercise of options to purchase Common Stock within 60 days before the effective time of the Merger and phantom stock convertible into 9,929 shares of Common Stock, which options and phantom stock were issued to him in connection with his services as a director of the Issuer.

In accordance with the terms of the Merger Agreement, at the effective time of the Merger, among other things: (i) each share of Common Stock then issued and outstanding was canceled and automatically converted into and became the right to receive one ordinary share of the Company; (ii) each outstanding warrant to acquire Common Stock was converted into a warrant to subscribe for, on substantially the same terms and conditions as were applicable under such warrant before the effective time of the Merger (subject to certain modifications), the number of the Company’s ordinary shares equal to the number of shares of Common Stock subject to such warrant immediately prior to such effective time, at an exercise price per ordinary share equal to the exercise price per share of Common Stock otherwise purchasable pursuant to such warrant; and (iii) each other stock award that was then outstanding under the Issuer’s equity incentive plans (including the phantom stock awarded to Mr. Enright) was converted into a right to receive, on substantially the same terms and conditions as were applicable under such stock award before the effective time of the Merger, the number of the Company’s ordinary shares equal to the number of shares of Common Stock subject to such stock award immediately prior to the effective time. The Merger, the Merger Agreement and other related documentation are described in the Current Report on Form 8-K filed by the Issuer on September 19, 2011 and the Current Report on Form 8-K filed by the Company on January 18, 2012.

As a result of the Merger, the Reporting Persons ceased to be beneficial owners of the Common Stock (or rights to acquire Common Stock).

7

Item 5. Interest in Securities of the Issuer.

Items 5(a) through 5(c) and 5(e) are amended and restated in their entirety to read as follows:

(a) Each of the Reporting Persons is the beneficial owner of zero shares of Common Stock (including rights to acquire Common Stock).

(b) Each of the Reporting Persons has the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, and shared power to dispose of direct the disposition of zero shares of Common Stock (including rights to acquire Common Stock).

(c) Except as reported herein, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(e) Effective as of January 18, 2012, the Reporting Persons ceased to be beneficial owners of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 of this Amendment.

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2012

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P. By: LONGITUDE CAPITAL PARTNERS, LLC Its: General Partner
/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member